Name of Registrant:
Franklin Strategic Mortgage Portfolio
File No. 811-07288


EXHIBIT ITEM No. 77D(g): Policies with respect to security investments



May 21, 2012 supplement to the Registrant's prospectus:

From: 357 P-1 05/12

SUPPLEMENT DATED JUNE 8, 2012
TO THE PROSPECTUS DATED FEBRUARY 1, 2012
OF
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO

The prospectus is amended as follows:


I. The following is added to the "FUND SUMMARY" - "Principal Investment Strategies" section beginning on page 4:

The Board of Trustees of Franklin Strategic Mortgage Portfolio recently approved changes, described in greater detail below, which will be implemented on or about August 15, 2012, to the Fund's investment policies and strategies to allow the Fund to take advantage of additional investment opportunities through access to a wider range of mortgage-related investments. These strategic changes are consistent with the Fund's current goal of seeking high total return relative to the performance of the general mortgage securities market, and will permit the Fund to expand its investments in:
(1) non-agency mortgage securities; (2) non-investment grade (high-yield) mortgage securities; (3) non-U.S. dollar denominated mortgage securities;
and (4) certain derivative instruments that could be used to assist the Fund in hedging its investments in, or gaining exposure to, the general mortgage securities market. The Board also approved reducing the Fund's current 20% of assets limitation on investments in foreign securities to 15%, and removing the separate 10% limitation on non-U.S. dollar denominated mortgage securities of non-U.S. issuers. By seeking incrementally greater returns through a wider range of mortgage investments, the Fund may be subject to certain greater risks, including increased credit, counterparty, currency and liquidity risks. Overall, it is likely that the proposed changes will increase the volatility of the Fund's returns, relative to the current portfolio and the Fund's benchmark.

Effective on or about August 15, 2012, the Fund's principal investment strategies will be as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in mortgage securities. The Fund invests substantially in mortgage securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, which include mortgage pass-through securities representing interests in "pools" of mortgage loans issued or guaranteed by the Government National Mortgage Association (Ginnie Mae), Fannie Mae, and Freddie Mac. These securities may be fixed-rate or adjustable-rate mortgage securities (ARMS). Government agency or instrumentality issues have different levels of credit support.

The Fund also invests in other types of mortgage securities including, but not limited to, certain ARMS, commercial mortgage-backed securities (CMBS), home equity loan asset-backed securities (HELs), manufactured housing asset-backed securities (MHs), and collateralized mortgage obligations (CMOs), as well as in other mortgage-related asset-backed securities. The Fund also may invest in U.S. Treasury securities. The Fund may invest a small portion of its assets directly in mortgage loans.

The Fund may invest up to 15% of its assets in foreign securities, which may include non-U.S. dollar denominated foreign mortgage securities. In addition, the Fund may invest up to 20% of its total assets in high-yield, lower-quality securities rated, at the time of purchase, below BBB by S&P, or Baa by Moody's, respectively, or, if unrated, deemed to be of comparable quality by the investment manager. The Fund may also invest up to 33% of its gross assets in mortgage dollar rolls and may buy securities on a "when-issued" or "delayed delivery" basis.

For purposes of pursuing its investment goal the Fund may enter into interest rate and credit related transactions involving certain derivative instruments, including interest rate and credit default swaps and U.S. Treasury futures contracts. The Fund may use these derivative instruments for hedging purposes or for other investment purposes, including to generate income, to increase liquidity and/or to gain exposure to certain instruments or markets in a more efficient or less expensive way. The use of credit default swaps may allow the Fund to obtain net long or short exposure to select credit risks. The
Fund may also enter into currency-related derivative transactions for hedging purposes, including currency forwards and currency swaps.



III. The following is added to the "FUND DETAILS" - "Principal Investment Policies and Practices" section beginning on page 10:

On May 22, 2012, the Board of Trustees of Franklin Strategic Mortgage Portfolio approved changes to the Fund's investment strategies to be implemented on or about August 15, 2012. Once implemented, the Fund's principal investment strategies will be as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in mortgage securities. Shareholders will be given at least 60 days' advance notice of any change to the 80% policy. The Fund invests substantially in mortgage securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, which include mortgage pass-through securities representing interests in "pools" of mortgage loans issued or guaranteed by the Government National Mortgage Association
(Ginnie Mae), Fannie Mae, and Freddie Mac. These securities may be fixed-rate or adjustable-rate mortgage securities (ARMS).

Government agency or instrumentality issues have different levels of credit support. Ginnie Mae pass-through mortgage certificates are backed by the full faith and credit of the U.S. government. U.S. government-sponsored entities, such as Fannie Mae and Freddie Mac, may be chartered by Acts of Congress, but their securities are neither issued nor guaranteed by the U.S. government. Although the U.S. government has recently provided financial support to Fannie Mae and Freddie Mac, no assurance can be given that the U.S. government will continue to do so. Accordingly, securities issued by Fannie Mae and Freddie Mac may involve a risk of non-payment of principal and interest. For example, Fannie Mae and Freddie Mac pass-through mortgage certificates are backed by the credit of the respective instrumentality and are not guaranteed by the U.S. government. The U.S. Department of the Treasury, however, has the authority to support Fannie Mae and Freddie Mac by purchasing limited amounts of their respective obligations. Investors should remember that guarantees of timely repayment of principal and interest do not apply to the market prices and yields of the securities or to the net asset value or performance of the Fund, which will vary with changes in interest rates and other market conditions. Any downgrade of the credit rating of the securities issued by the U.S. government may result in a downgrade of securities issued by its agencies or instrumentalities, including government-sponsored entities.

The Fund also invests in other types of mortgage securities that may be issued or guaranteed by private issuers including, but not limited to, certain ARMS, commercial mortgage-backed securities (CMBS), home equity loan asset-backed securities (HELs), manufactured housing asset-backed securities (MHs), and collateralized mortgage obligations (CMOs), as well as in other mortgage-related asset-backed securities. The Fund also may invest in U.S. Treasury securities. The Fund may invest a small portion of its assets directly in mortgage loans.

The Fund may invest up to 15% of its assets in foreign securities, which may include non-U.S. dollar denominated foreign mortgage securities.
In addition, the Fund may invest up to 20% of its total assets in high-yield, lower quality securities rated, at the time of purchase, below BBB by S&P, or Baa by Moody's, respectively, or, if unrated, deemed to be of comparable quality by the investment manager. In the event the rating of an issue is changed by the ratings service or the security goes into default, the Fund will consider that event in its evaluation of the overall investment merits of that security, but will not necessarily dispose of the security immediately.

The Fund may invest up to 33% of its gross assets in mortgage dollar rolls. In a mortgage dollar roll, the Fund sells (or buys) mortgage-backed securities for delivery on a specified date and simultaneously contracts to repurchase (or sell) substantially similar (same type, coupon, and maturity) securities on a future date. During the period between a sale and repurchase, the Fund forgoes principal and interest paid on the mortgage-backed securities. The Fund earns or loses money on a mortgage dollar roll from any difference between the sale price and the future purchase price. In a sale and repurchase, the Fund also earns money on the interest earned on the cash proceeds of the initial sale. The Fund will invest only in covered mortgage dollar rolls, meaning that the Fund establishes a segregated account with liquid securities equal in value to the securities it will repurchase.

The Fund may buy securities on a "when-issued" or "delayed delivery" basis. This means that the securities will be paid for and delivered to the Fund at a future date, generally in 30 to 45 days.

For purposes of pursuing its investment goal, the Fund may enter into currency-related derivative transactions, including currency forwards and currency swaps. The Fund may also enter into interest rate and credit related derivative transactions including interest rate and credit default swaps and U.S. Treasury futures contracts. The Fund may use any of these derivative instruments for hedging purposes or for other investment purposes, including to generate income, to increase liquidity and/or to gain exposure to certain instruments or markets in a more efficient or less expensive way. The use of credit default swaps may allow the Fund to obtain net long or short exposure to select credit risks. The Fund may also enter into currency-related derivative transactions for hedging purposes, including currency forwards and currency swaps.

By way of example, when used for hedging purposes, a forward contract or other currency-related derivative instrument could be used to protect against possible declines in a currency's value where a security held or to be purchased by the Fund is denominated in that currency, or it may be used to hedge the Fund's position by entering into a transaction on another currency expected to perform similarly to the currency of the security held or to be purchased (a "proxy hedge"). The investment manager considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.

A currency forward contract is an obligation to purchase or sell a specific foreign currency at an agreed exchange rate (price) at a future date, which is typically individually negotiated and privately traded by currency traders and their customers in the interbank market.

A futures contract is a standard binding agreement between two parties to buy or sell a specified quantity of an underlying instrument or asset, such as a specific security or currency, at a specified price at a specified later date that trade on an exchange. A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the underlying instrument called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the acquisition of a contractual obligation to acquire the underlying instrument called for by the contract at a specified price on a specified date. The purchase or sale of a futures contract will allow the Fund to increase or decrease its exposure to the underlying instrument or interest rate. Although most futures contracts by their terms require the actual delivery or acquisition of the underlying instrument, some require cash settlement.

Swap agreements, such as currency, interest rate and credit default swaps, are contracts between the Fund and, typically, a brokerage firm, bank, or other financial institution (the swap counterparty) for periods ranging from a few days to multiple years. In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments or currencies. The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates. For credit default swaps, the "buyer" of the credit default swap agreement is obligated to pay the "seller" a periodic stream of payments over the term of the agreement in return for a payment by the "seller" that is contingent upon the occurrence of a credit event with respect to an underlying reference debt obligation. Generally, a credit event means bankruptcy, failure to timely pay interest or principal, obligation acceleration, or modified restructuring of the reference debt obligation. The contingent payment by the seller generally is the face amount of the debt obligation in exchange for the physical delivery of the reference debt obligation or a cash payment equal to the then current market value of that debt obligation. By way of example, the investment manager might "buy" credit default swaps to help protect against the risk of default by the issuer of one or more debt securities held by the Fund. Alternatively, the investment manager may "sell" a credit default swap to gain exposure to an asset class more efficiently or less expensively than by purchasing the related debt security outright.

An interest rate swap is an agreement between two parties to exchange interest rate obligations,generally one based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, LIBOR, prime, commercial paper, or other benchmarks). A currency swap is generally a contract between two parties to exchange one currency for another currency at the start of the contract and then exchange periodic floating or fixed rates during the term of the contract based upon the relative value differential between the two currencies. Unlike other types of swaps, currency swaps typically involve the delivery of the entire principal (notional) amounts of the two currencies at the time the swap is entered into.


Please retain this supplement with your prospectus for reference.